

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 30, 2006

<u>Via U.S. Mail and Fax (712) 664-2183</u>
Mr. John Geake
President
Western Iowa Energy, LLC
1220 South Central Street
P.O. Box 399
Wall Lake, IA 51466

> RE: **Western Iowa Energy LLC**
> **Form 10-SB**
> **Filed May 2, 2006**
> **File No. 0-51965**

Dear Mr. Geake:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1. Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please continue to update the disclosure in your filing (e.g. plant construction construction progress) through your effectiveness date.

Item 2 Management's Discussion and Analysis, page 12

2. Please revise to include a discussion of the company's critical accounting estimates. See SEC Release No. 34-48960 (December 2003).

Forward Looking Statement, page 12

3. The first sentence of this subsection references unspecified "safe harbor provisions of the Securities Exchange Act of 1934." Please note that a company registering its securities for the first time under the Exchange Act is unable to rely upon the safe harbor provisions of Section 21E of the Exchange Act. Delete your reference to these undisclosed safe harbor provisions or clarify what provisions you are relying upon.

Management's Plan for the Next 12 Months, page 13

4. We note your disclosure indicating when you expect to complete construction. Further describe when you expect to begin generating material revenues and quantify your expected costs to operate the plant.

Use of Proceeds, page 14

5. Since this registration statement is not an offering document, your use of the phrase "use of proceeds" and "registered offering" is inappropriate. Please revise to remove or clarify these phrases.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 17

6. Since Bill Horan is the principal owner of Horan Brothers, the beneficial ownership totals for Mr. Horan should reflect the units held by Horan Brothers and by himself. Please revise accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

7.   Please revise to include the statements of operations and cash flows from September 21, 2004 (date of inception) to December 31, 2005.

Statements of Changes in Members' Equity, page F-5

8.   If the costs of raising capital are related to your issuance of members units, these costs should offset your capital contributions in "Contributed Capital." Please revise or advise.

Note 1- Land Option page F-9

9.   We note that you acquired land subject to two land option agreements from a member at a purchase price of $2,000 per acre. Please tell us if the purchase price represents the fair market value of the land. If not, please tell us the fair market value of the land.

Note 3 – Members' Equity, page F-10

10. Please tell us the nature and terms of the "verbal agreement to issue an additional 1,000 units."

Note 8 – Commitments and Contingencies, page F-12

11. Per your disclosure, you are required to pay West Central biodiesel marketing fees and glycerin and fatty acids fees "per gallon of biodiesel marketed." It is unclear to us if "marketed" means sold. If the transfer of biodiesel to West Central for marketing purposes constitutes a sale, please tell us and disclose West Central's rights of return are for unsold biodiesel, and the related revenue recognition policy.

12. It appears to us that you will acquire raw materials inventory (feedstock) from, and sell finished goods inventory (biodiesel) to, the same counterparty (West Central). Please tell us how you will be accounting for this arrangement and your consideration of EITF 04-13.

13. Please disclose the nature of the net income adjustments used to calculate the net income bonus payable to West Central.

14. Please tell us if any compensation due West Central may be paid in member units.

Note 9 – Fair Value of Financial Instruments, page F-12

15. Please tell us the nature and terms of the soybean oil contracts.

16. Based on your Management & Operational Services Agreement, we note "West Central will initially be responsible for arranging the purchase of soybean oil, together with other feed stocks as may be needed in the future." Please tell us your obligation in this arrangement.

17. Please refer to the third sentence. Revise to state that "cost" approximates market. We note your disclosure in Note 1 on page F-8.

Updating

18. Please provide the unaudited interim financial statements for the three months ended March 31, 2006.

*   *   *

As appropriate, please amend your filing respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director